UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER, 2013

Commission File Number 001-31739

AURICO GOLD INC.
(Translation of registrant's name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [           ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 17, 2013.

AuRico Gold Inc.

Date: September 17, 2013	By: /s/ Trent Mell Trent Mell Executive Vice President, Corporate Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	News Release - “AuRico Gold Declares Quarterly Dividend”